2025 Annual Report

bread financial®





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Best Large Employer

2025 Highlights

Increased Net Income to:

$521M

(87% increase)

Increased Diluted EPS to:

$10.96

(98% increase)

Increased Tangible Book Value
Per Common Share* to:

$57.57

(23% increase)

10 of 10 Largest Programs
Secured into at Least:

2028

Increased Share
Repurchases to:

$310M

(5.6x increase)

Increased Common Stock
Dividend by:

10%

($0.23 per share)

Grew Consumer
Deposits to:

$8.5B

Consumer Deposits
Account for:

48%

of 4Q25 total funding

* Tangible book value per common share is a non-GAAP financial measure; see the
reconciliation included in this Annual Report.

The figures above are as of, or for the year ended, December 31, 2025 from continuing
operations, and comparative figures are measured against December 31, 2024.

Dear Bread Financial
Stakeholders

Our 2025 financial results reflect disciplined execution, financial resilience, and meaningful progress across our strategic priorities to support significant long-term growth opportunities. Throughout the year, we focused on growing responsibly, improving our credit performance metrics, optimizing our capital structure, expanding direct-to-consumer deposits, and further enhancing our enterprise risk management framework. These actions, combined with consistent operating performance, contributed to credit rating upgrades and positive outlooks from leading rating agencies. Just as importantly, we advanced operational excellence and maintained disciplined expense management through efficiency initiatives, technology modernization, automation, and increased enterprise-wide implementation of AI, driving operating leverage.

Additionally, we returned capital to shareholders through share repurchases and an increased dividend, while strengthening our balance sheet. Entering 2026, we believe the foundation we have built positions us well to navigate an evolving economic environment and create sustainable, long-term value for our shareholders, partners, and customers.

"Our core business is strong, our team is executing well, and we enter 2026 with momentum supported by solid financial performance, strong cash flow, and a healthy balance sheet."

Ralph Andretta
President and CEO

2025 Business Drivers

In 2025, consumer financial health remained resilient, driving a 3.0% year-over-year increase in credit sales through higher transaction sizes and increased transaction frequency. We strengthened our portfolio of brand partners by signing and renewing programs across a diversified range of industry verticals, including travel and entertainment, technology, and home. Notable additions include Bed Bath & Beyond, Raymour & Flanagan, Vivint, and crypto.com. The multi-year extension of our long-standing relationship with Caesars Entertainment marked an important milestone, as all our top 10 programs are now renewed into at least 2028. Our differentiated platform, which combines a full product suite, advanced technology, and loyalty-driven customer engagement, helps us attract and retain high quality partners.

In parallel, execution and discipline remained central to our strategy in 2025. We delivered positive operating leverage while advancing our ongoing technology transformation, including investments in cloud migration, automation, and artificial intelligence. These efforts enhanced scalability, improved the customer experience, and strengthened our risk management. Adjusted expenses declined year-over-year as our operational excellence efforts -- embedded in our culture -- drove measurable improvement in efficiency.

Our Financial Performance

We delivered meaningful improvement in profitability and credit performance in 2025. Revenue increased modestly, supported by pricing actions and lower funding costs, partially offset by lower late fees as delinquency trends improved. Net interest margin expanded to 18.9%. Average loans declined 1% as higher payment rates and disciplined credit management pressured balances. Credit performance improved throughout the year, resulting in a lower provision for credit losses and a 70-basis point improvement in our reserve rate to 11.2%, while our full-year net loss rate improved to 7.7%, exceeding our outlook. Operational excellence initiatives contributed to positive operating leverage and along with lower provision, a significant increase in income from continuing operations.

Additional 2025 Highlights

Community Investments:	Number of Sustainable Plastic Credit Cards Issued:
$14M	1.9M

Increase in Paperless Billing Rate by:	Number of Awards for Positive Workplace and Business Practices:
7% pts	20

Strong Balance Sheet and Disciplined Capital Allocation

We further strengthened our balance sheet in 2025. Tangible book value per common share increased $11, or 23%, reflecting durable earnings and disciplined capital management. We optimized our capital structure, reduced funding costs, and diversified our funding base. Our customer-first, digitally-enabled approach enhanced our Bread Savings direct-to-consumer deposit offerings, which increased 11% year over year to $8.5 billion and represented 48% of average total funding for the fourth quarter of 2025, up from 43% a year earlier.

We continued to proactively optimize our capital structure through targeted debt and preferred equity actions. We opportunistically repurchased our outstanding convertible notes and 9.75% senior notes, completed offerings of 8.375% subordinated notes and 6.75% senior notes, and issued $75 million of 8.625% preferred stock, lowering our overall funding costs. While maintaining strong capital levels, we returned $350 million to shareholders through the repurchase of $310 million in shares and payment of $40 million in dividends. These actions reinforce the momentum of our business and our commitment to return capital to shareholders.

We consider a strong balance sheet to be foundational to our strategy and are pleased with the progress we made throughout the year. We will continue to be disciplined and strategic with our deployment of capital as we prioritize investing in the business to drive long-term growth and while returning shareholder value through buybacks and dividend payments.

Creating Value Through Sustainable Business Practices

As a purpose-driven company, responsible growth is central to how we create long-term value for our stakeholders. We embed responsible business practices into our operations, decision-making, and strategy—ensuring our actions align with our values and support sustainable outcomes. Over the past year, we further strengthened this approach by integrating environmental, social, and governance priorities across the business, supported by disciplined execution, sound governance, and a clear commitment to ethical decision-making.

Our sustainability strategy reflects this focus and our promise to empower customers by building financial wellbeing and confidence. It guides how we elevate the customer experience, invest in our people, and serve as a trusted partner in the communities we depend on. By strengthening our environmental commitments and embedding responsible practices throughout the organization, we build resilience, manage risk, and position the company to deliver enduring value.

A key source of pride for both myself and our associates is the commitment to community-oriented values that are deeply ingrained in our culture. Our community strategy focuses on collective impact to drive positive societal outcomes. We bring together people from across the organization to create change through partnership-driven philanthropy, community investments, and associate-led volunteerism. We align our community initiatives with our business strategy to drive change across three purpose-driven priorities: Financial Wellness, Thriving Communities and Protecting Our Planet.

Our commitment is reflected in the actions we take and the partnerships we maintain through support of organizations like the Bob Woodruff Foundation, Kids Mental Health Foundation, ROX, and Nationwide Children's Hospital. We amplify our impact through other significant contributions to organizations such as The Nature Conservancy, Canine Companions, and Girls Inc.

We are encouraged that our progress continues to be recognized externally, including being named among the World's Best Companies for Sustainable Growth and America's Most Sustainable Companies, as well as one of America's Greatest Workplaces for Culture, Belonging & Community. These recognitions reflect the strength of our strategy and our associates. We will build on this momentum as we advance our ambitions and continue taking deliberate actions that create value for our stakeholders and the communities we serve.

Our Associates: Key to our Success

Our success begins with the people across our organization who show up every day to serve customers and represent our brand. Their dedication, adaptability, and pride in their work are essential in a fast-paced and constantly evolving operating environment. I am proud of how our associates continue to lead through change, adapt to new challenges, and deliver for our customers and partners. As we execute our strategy and prepare for continued industry and technology evolution, we are investing in

our people, ensuring they have the tools, development opportunities, and support needed to grow. To do that, we activated a new operating model for enhanced collaboration and faster delivery of high-quality products and trained over 1,000 associates to better understand their roles and new processes. Additionally, we provide our associates with various learning opportunities to help ensure we develop and maintain a pipeline of talent available to promote associates to leadership positions, commensurate with business needs. During 2025 we provided advancement and new career opportunities for over 700 associates in the U.S. and India. We believe that when associates feel supported and empowered, it leads to stronger execution, better customer experiences, and improved business performance. These efforts help foster a culture of accountability, collaboration, and continuous improvement, enabling high-performing teams and strengthening our ability to attract and retain top talent.

We are also supported by a strong leadership team that is key to our ability to deliver results and navigate change. The leadership team is focused on setting clear strategic priorities, allocating resources thoughtfully, and maintaining a culture rooted in accountability and performance. We place a strong emphasis on developing talent and building leadership capabilities at every level of the organization, recognizing that long-term success depends on a deep bench. At the same time, we remain closely connected to our frontline teams and customers, allowing us to respond quickly as operating conditions and consumer expectations evolve. This leadership approach supports consistent execution today while positioning the company for success tomorrow.

The Year Ahead

Looking ahead to 2026, our 30th year since the company's inception, we are building on the strong foundation established in 2025 as we continue to execute on our strategic priorities and invest in long-term value creation. Our core business is strong, our team is executing well, and we enter the year with momentum supported by solid financial performance, strong cash flow, and a healthy balance sheet. We remain committed to responsible growth, leveraging our expanded product suite to drive sustainable revenue opportunities for our brand partners and customers.

At the same time, we will continue to advance our disciplined credit management framework, which has been central to the gradual improvement in our credit performance, proactively adapting our models to balance risk and reward across a range of economic conditions. Operational excellence is integrated into our culture, and in 2026 we will accelerate initiatives focused on technology and AI capabilities, enhanced customer experiences, reduced risk exposure, and enterprise-wide efficiency. While uncertainty and volatility are likely to persist, we believe the progress we made in 2025 positions us well to advance toward our longer-term financial targets, including achieving a mid-20% return on tangible common equity. Supported by strong capital levels, we are well positioned to execute on our capital and growth priorities while maintaining disciplined capital allocation and delivering attractive long-term returns for shareholders.

On behalf of the executive team, I want to recognize and thank all our associates for their dedication and commitment to our customers and partners. I also want to thank our brand partners for their collaboration and trust as we work together in an evolving financial environment. Finally, I am grateful to our shareholders for their continued confidence and support as we remain focused on delivering sustainable, long-term value.

Ralph J. Andretta

Ralph Andretta
President and CEO

Our Sustainability Report Details Progress Against Our Strategic Priorities



Managing Our Business Responsibly
Integrate material environmental and social topics into our overall governance, risk management, business strategy, and priorities



Empowering Customers
Empower customers through inclusive, responsible access to a diverse mix of financial solutions



Engaging Our Associates
Promote an inclusive, engaged culture that empowers associates through opportunities to grow, develop, and lead



Environmental Responsibility
Integrate environmental responsibility into business decisions to improve efficiency and manage risk.



Creating Possibilities for Our Communities
Make bold, strategic investments that empower our communities and create possibilities

Signature Community Partners



Ensuring veterans, service members, and their families have stable and successful futures.



Nationally ranked, comprehensive pediatric acute care teaching hospital.



Providing resources and programs to help girls succeed in acedemics, career, and relationships.



Inspiring and preparing young people to succeed in a global economy by developing the skills and mindset for meaningful and successful lives.

About Bread Financial®

Bread Financial® (NYSE: BFH) is a tech-forward financial services company that provides simple, personalized payment, lending and saving solutions to millions of U.S. consumers. Our payment solutions deliver growth for some of the most recognized brands in travel & entertainment, specialty apparel, health & beauty, jewelry, sporting goods, technology and electronics, as well as home & furniture through our co-brand and private label credit cards and pay-over-time products providing choice and value to our shared customers. Additionally, we offer Bread Financial general purpose credit cards and saving products that empower our customers and their passions for a better life.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give our expectations or forecasts of future events and can generally be identified by the use of words such as "believe," "expect," "anticipate," "estimate," "intend," "project," "plan," "likely," "may," "should," or other words or phrases of similar import. Similarly, statements that describe our business strategy, outlook, objectives, plans, intentions, or goals also are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements we make regarding, and the guidance we give with respect to, our anticipated operating or financial results, future financial performance and outlook, future dividend declarations, and future economic conditions.

We believe that our expectations are based on reasonable assumptions. Forward-looking statements, however, are subject to a number of risks and uncertainties that are difficult to predict and, in many cases, beyond our control. Accordingly, our actual results could differ materially from the projections, anticipated results or other expectations expressed in this report, and no assurances can be given that our expectations will prove to have been correct. Factors that could cause the outcomes to differ materially include, but are not limited to, the following: macroeconomic conditions, including market conditions, inflation, interest rates, labor market conditions, recessionary pressures or concerns over a prolonged economic slowdown, and the related impact on consumer spending behavior, payments, debt levels, savings rates and other behaviors; global political and public health events and conditions, including significant shifts in trade policy, such as changes to, or the imposition of, tariffs and/or trade barriers and consequently any economic impacts, volatility, uncertainty and geopolitical instability resulting therefrom, as well as ongoing wars and military conflicts and natural disasters; future credit performance, including the level of future delinquency and charge-off rates; loss of, or reduction in demand for services and/or products from, significant brand partners or customers in the highly competitive markets in which we operate, including competition from new and non-traditional competitors, such as financial technology companies, and with respect to new products, services and technologies, such as the emergence or increase in popularity of agentic commerce, digital payment platforms and currencies and other alternative payment and deposit solutions; the concentration of our business in U.S. consumer credit; inaccuracies in the models and estimates on which we rely, including our credit risk management models and the amount of our Allowance for credit losses; the inability to realize the intended benefits of acquisitions, dispositions and other strategic initiatives; our level of indebtedness and ability to access financial or capital markets; pending and future federal and state legislation, executive action, regulation, supervisory guidance, and regulatory and legal actions, including, but not limited to, those related to financial regulatory reform and consumer financial services practices, as well as any such actions that would place limits on credit card interest rates or late fees, interchange fees or other charges; failures or breaches in our operational or security systems, including as a result of cyberattacks, unanticipated impacts from technology modernization projects or otherwise; and any liability or other adverse impacts arising out of or related to the spinoff of our former LoyaltyOne segment or the bankruptcy filings of Loyalty Ventures Inc. (LVI) and certain of its subsidiaries, including the pending litigation against us in connection with the spinoff. The foregoing factors, along with other risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements, are described in greater detail under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the most recently ended fiscal year, which may be updated in Item 1A of, or elsewhere in, our Quarterly Reports on Form 10-Q filed for periods subsequent to such Form 10-K. Our forward-looking statements speak only as of the date made, and we undertake no obligation, other than as required by applicable law, to update or revise any forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

Contact Information

CORPORATE HEADQUARTERS
Bread Financial
3095 Loyalty Circle
Columbus, Ohio 43219
614-729-4000

COMMON STOCK
The company's common stock is listed on the New York Stock Exchange under the ticker symbol "BFH."

FORM 10-K
For more information about Bread Financial, visit us online at https://investor.breadfinancial.com. The company's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission, is available on Bread Financial's website.

ELECTRONIC ACCESS
Stakeholders may visit the following website for electronic access to Annual Reports and Proxy materials:
www.proxydocs.com/BFH

LEGAL COUNSEL
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, Texas 75201
214-969-2800

INDEPENDENT AUDITORS
Deloitte & Touche LLP
330 Rush Alley
Suite 800
Columbus, Ohio 43215
614-221-1000

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services

Mailing Address
Stockholder correspondence should be mailed to:
Computershare
P.O. Box 43006
Providence, Rhode Island 02940-3006

Overnight correspondence should be sent to:
150 Royall Street
Suite 101
Canton, Massachusetts 02021

Stockholder Inquiries
Toll: +1 781-575-2879
Toll Free: 877-373-6374

Stockholder Website
www.computershare.com/investor

Stockholder Online Inquiries
https://www-us.computershare.com/investor/contact

Board of Directors
(as of December 31, 2025)

ROGER H. BALLOU
Chair of Board

RALPH J. ANDRETTA
Director, President and CEO

JOHN J. FAWCETT
Director

JOHN C. GERSPACH, JR.
Director

PRANITI LAKHWARA
Director

RAJESH NATARAJAN
Director

JOYCE ST. CLAIR
Director

TIMOTHY J. THERIAULT
Director

LAURIE A. TUCKER
Director

SHAREN J. TURNEY
Director





